

July 12, 2012

Via E-mail
Mr. Geoffrey Burns
Chief Executive Officer
Pan American Silver Corp.
625 Howe Street, Suite 1500
Vancouver, BC, V6C 2T6
Canada

> **Re: Pan American Silver Corp.**
> **Form 40-F for Fiscal Year Ended December 31, 2011**
> **Filed March 22, 2012**
> **File No. 000-13727**

Dear Mr. Burns:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2011

Exhibit 1.3 – Audited Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Commencement of commercial/operating level of production, page 10

1.   We note your disclosure that you cease capitalization of costs at the time a mine has reached commercial production. You further define commercial production on page 10 "as the date that a mine has achieved a sustainable level of production that provides a basis for a reasonable expectation of profitability along with various qualitative factors including but not limited to the achievement of mechanical completion, whether production levels are sufficient to be at least capable of generating sustainable positive cash flow, the working effectiveness of the site refinery, whether a refining contract for

the product is in place and whether the product is of sufficient quality to be sold, whether there is a sustainable level of production input available including power, water and diesel; whether the necessary permits are in place to allow continuous operations." Please explain in greater detail how your accounting policy, which appears to rely in reaching certain levels of profitability, complies with paragraphs 17(e), 20 and 21 of IAS 16. We note that IAS 16 appears to focus on the ability of the asset to function properly rather than for it to function at level that meets managements profitably targets.

Cash, page 16

2.   We note your disclosure that cash includes cash on hand and cash in banks are "considered loans and receivables and therefore [are] stated at amortized cost, less any impairment." Please explain why cash on hand and in banks are considered loans and receivables. Refer to paragraph 9 and 46 of IAS 39 in your response.

Operational Mining Properties and Mine Development, page 18

3.   We note your disclosure on page 18 that "Prior to acquiring such land or mineral rights the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and full evaluation of a property's potential is dependent on many factors including: location relative to existing infrastructure, the property's stage of development, geological controls and metal prices. If a mineable ore body is discovered, such costs are amortized when production begins. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value." Please clarify whether or not you capitalize costs associated with the evaluation and exploration of land and mineral rights properties prior to the time that they are acquired by you. Please refer to paragraph 5(a) of IFRS 6.

Depreciation of Mineral Property, Plant and Equipment

Units of Production Basis, page 18

4.   We note your disclosure on page 13 of Exhibit 1.3 of your 2010 Form 40-F that under Canadian GAAP you used proven and probable reserves to calculate depreciation under the units of production method. We note your disclosure here that under IFRS you use proven and probable reserves and, for some mines, other mineral resources where there is a high degree of confidence in its economic extraction. Provide us with a comprehensive analysis between Canadian GAAP and IFRS with respect to the use of other than proven and probable reserves to determine the useful life of some of your mines. Please also explain why proven and probable reserves were used for those mines under Canadian GAAP but not under IFRS.

5.   Additionally, we note your disclosure on page 17 that you use estimated economically recoverable reserves to depreciate mine production assets under IFRS. Please explain how these assets were depreciated under Canadian GAAP. To the extent that there is a difference between the metric used to determine the useful life of mine production assets under Canadian GAAP and IFRS, please provide us with a comprehensive analysis to explain the basis for the difference in the determination of useful lives between Canadian GAAP and IFRS.

Note 23 – First Time Adoption of IFRS, page 47

6.   We note that you do not address the mandatory exceptions, as set forth in paragraphs 14-17 and Appendix B of IFRS 1 that you applied upon adoption of IFRS. To the extent that your primary financial statements reflect the use of mandatory exceptions, please identify the items or class of items to which the exceptions were applied and describe the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions. Refer to paragraph 23 of IFRS 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Angela Halac at (202) 551-3398, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/ Brian K. Bhandari for

Tia L. Jenkins
Senior Assistant Chief Accountant